BLUFOREST INC.
Ave. Republica del Salvador y Shyris Edificio Onix
piso 10-C, Quito, Ecuador

July 15, 2013

Via EDGAR

Securities and Exchange Commission
Office of Investment Management
100 F Street, NE
Washington, DC 20549

Ladies and Gentlemen:

Re:	Bluforest Inc. (CIK Number 0001440172) – Request for Withdrawal of Post-Effective Amendment No. 1 to the Registration Statement on Form S-8 (File No. 333-189466)

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Bluforest Inc., a Nevada corporation, CIK Number 0001440172 (the “Company”), hereby requests the withdrawal of post-Effective Amendment No. 1 to its registration statement on Form S-8 (the “Amendment”).  The Amendment was filed on July 10, 2013 as EDGAR submission type POS AM, Accession No. 0001524777-13-000288 and File No. 333-189466.  No securities were sold under the Amendment.

The Amendment was erroneously filed by the Company's third-party Edgar service provider as a submission type POS-AM rather than S-8 POS, and the Company will re-file using the correct S-8 POS submission type.

Regards,

Bluforest Inc.

Per:  /s/ Charles Miller
Charles Miller
President & C.E.O.